Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

O2Diesel Corporation (the “Company”) is a Delaware corporation. The table below sets forth all of the Company’s subsidiaries as to state or jurisdiction of organization.

Subsidiary	State or Jurisdiction of Organization

O2Diesel, Inc.	Delaware
O2Diesel Químicos, Ltda.	Brazil
O2Diesel R&D SPA, S.L.	Spain
O2Diesel Europe	Ireland